Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our unaudited condensed consolidated financial statements and their related notes included in this Form 6-K. This report contains forward-looking statements. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our unaudited condensed consolidated financial statements and related notes included elsewhere in this Form 6-K. The operating results in any year are not necessarily indicative of the results that may be expected for any future periods.

Six months ended June 30, 2025 compared to six months ended` June 30, 2024

	For the six months ended June 30,		Changes
	2025	2024	Amount	%
Net revenue	$10,270,988	$6,735,689	$3,535,299	52.49%
Cost of revenue	(8,473,079)	(5,021,704)	(3,451,375)	68.73%
Gross profit	1,797,909	1,713,985	83,924	4.90%
Operating expenses:
Selling expenses	(412,056)	(481,822)	69,766	(14.48)%
General and administrative expenses	(2,682,433)	(458,358)	(2,224,075)	485.23%
Research and development expenses	(770,713)	(618,137)	(152,576)	24.68%
Total operating expenses	(3,865,202)	(1,558,317)	(2,306,885)	148.04%
(Loss) Income from operations	(2,067,293)	155,668	(2,222,961)	(1,428.01)%
Other income (expenses):
Interest income	135,574	1,186	134,388	11,331.20%
Interest expenses	(94,780)	(91,740)	(3,040)	3.31%
Exchange gain	33,838	280	33,558	11,985.00%
Bank service fees	(3,356)	(1,831)	(1,525)	83.29%
Non-operating income	19,810	344,341	(324,531)	(94.25)%
Non-operating expenses	(916)	—	(916)	—
Total other income, net	90,170	252,236	(162,066)	(64.25)%
(Loss) Income before income tax	(1,977,123)	407,904	(2,385,027)	(584.70)%
Income tax benefits (expense)	1,703	(17,823)	19,526	(109.56)%
Net (loss) income	$(1,975,420)	$390,081	$(2,365,501)	(606.41)%

Net Revenue

Our revenue is reported net of all value added taxes (“VAT”). We derive revenue primarily from the sales of manipulator arms, including installation services and warranty services for the manipulator arms sold, and the sales of accessories and raw materials for manipulator arms.

The following table sets forth the breakdown of our revenue by category for the periods indicated.

	For the six months ended June 30,
	2025		2024		Changes
	Amount	%	Amount	%	Amount	%
Revenue:
Manipulator arms and installation and warranty services	$4,373,031	42.58%	$3,346,127	49.68%	$1,026,904	30.69%
Accessories	386,603	3.76%	1,045,007	15.51%	(658,404)	(63.00)%
Raw materials and scraps	5,469,831	53.26%	2,257,191	33.51%	3,212,640	142.33%
Installation services	41,523	0.40%	87,364	1.30%	(45,841)	(52.47)%
Total revenue	$10,270,988	100.00%	$6,735,689	100.00%	$3,535,299	52.49%

Compared with net revenue for the six months ended June 30, 2024, our net revenue increased by $3.54 million, or 52.49%, for the six months ended June 30, 2025, which was primarily attributable to (i) an increase in sales of manipulator arms, including installation and warranty services, by approximately $1.03 million; (ii) an increase in sales of raw materials and scraps by approximately $3.21 million. These increases were partially offset by decreases of approximately $0.66 million and $0.05 million in sales of accessories and installation services, respectively, as the increased demand from existing customers for raw materials resulted in lower demand for accessories.

During the six months ended June 30, 2025, our revenue growth was supported by both continued demand from existing customers and the addition of new customers. Capacity expansion in industries such as new energy vehicles, home appliances, and packaging, combined with government incentives for automation and intelligent manufacturing, resulted in increased orders for our manipulator arms. We also participated in several industry exhibitions in Shenzhen, Xiamen, and Wenzhou, through which we obtained more than 450 customer leads and converted approximately 15 into new orders. In addition, we expanded our outreach through online platforms, which helped us connect with overseas distributors. During the period, we introduced product enhancements such as lighter-weight designs, upgraded servo drive systems that reduced cycle times, integration of visual positioning and AI-based defect detection, and improved energy efficiency. These products have been adopted by certain customers and are in use in production lines. Our NASDAQ listing in January 2025 further strengthened brand visibility and market recognition. Revenue from raw materials benefited from the high quality and reliability of our raw materials, which meet customer quality standards and reduce their need for extensive quality inspections.

Cost of Revenue

Our cost of revenue consists primarily of (i) costs of raw materials, such as servo motors and servo systems, linear guides, steel plates, and planetary reducers, (ii) sales tax and additions, and (iii) labor costs, production overhead, and other costs related to the business operation.

The following table sets forth the breakdown of our cost of revenue by category for the periods indicated.

	For the six months ended June 30,
	2025		2024		Changes
	Amount	%	Amount	%	Amount	%
Cost of revenue:
Manipulator arms and installation and warranty services	$3,213,912	37.92%	$2,238,234	44.57%	$975,678	43.59%
Accessories	320,728	3.79%	875,794	17.44%	(555,066)	(63.38)%
Raw materials and scraps	4,926,993	58.15%	1,895,671	37.75%	3,031,322	159.91%
Installation services	11,446	0.14%	12,005	0.24%	(559)	(4.66)%
Total cost of revenue	$8,473,079	100.00%	$5,021,704	100.00%	$3,451,375	68.73%

Our cost of revenue increased by 68.73% from approximately $5.02 million for the six months ended June 30, 2024, to approximately $8.47 million for the six months ended June 30, 2025, which was primarily attributable to our business growth and an increase in sales resulting in an increase of costs accordingly.

Revenue increased by 52.49%, while costs rose faster at 68.73%, resulting in a lower gross profit margin. The decline reflects the Company’s new lower-pricing strategy, implemented to expand market share, increase sales volume, and drive overall revenue growth.

Gross profit and gross profit margin

Gross profit represents our revenue less cost of sales. Our gross profit margin represents our gross profit as a percentage of our revenue. For the six months ended June 30, 2025 and 2024, our gross profit was approximately $1.80 million and $1.71 million, respectively, and our gross profit margin was 17.50% and 25.45%, respectively.

The following table sets forth our gross profit and gross profit margin for the periods indicated.

	For the six months ended June 30,
	2025		2024		Changes
	Gross profit	Gross profit margin	Gross profit	Gross profit margin	Gross profit
	Amount	%	Amount	%	Amount	%
Gross profit:
Manipulator arms and installation and warranty services	$1,159,119	26.51%	$1,107,893	33.11%	$51,226	4.62%
Accessories	65,875	17.04%	169,213	16.19%	(103,338)	(61.07)%
Raw materials and scraps	542,838	9.92%	361,520	16.02%	181,318	50.15%
Installation services	30,077	72.43%	75,359	86.26%	(45,282)	(60.09)%
Total gross profit	$1,797,909	17.50%	$1,713,985	25.45%	$83,924	4.90%

Compared with the gross profit for the six months ended June 30, 2024, our gross profit increased by approximately $0.08 million, or 4.90%, for the six months ended June 30, 2025, and the gross profit margin decreased from 25.45% to 17.50%, mainly due to (i) an increase in gross profit from sales of manipulator arms, including installation and warranty services, by approximately $0.05 million; (ii) an increase in gross profit from sales of raw materials and scraps by approximately $0.18 million; and (iii) offset by a decrease in gross profit from sales of accessories and installation services by approximately $0.10 million and $0.05 million, respectively.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the six months ended June 30, 2025 and 2024.

	For the six months ended June 30,
	2025		2024		Changes
	Amount	% of revenue	Amount	% of revenue	Amount	%
Selling expenses	412,056	4.01%	481,822	7.15%	(69,766)	(14.48)%
General and administrative expenses	2,682,433	26.12%	458,358	6.80%	2,224,075	485.23%
Research and development expenses	770,713	7.50%	618,137	9.18%	152,576	24.68%
Total operating expenses	$3,865,202	37.63%	$1,558,317	23.14%	$2,306,885	148.04%

Selling expenses

Selling expenses mainly consist of (i) salaries and benefits of sales and marketing staff, (ii) traveling costs of sales and marketing staff, (iii) sales commissions, (iv) advertising costs, and (v) other expenses, such as certification fees.

Our selling expenses decreased by 14.48% from approximately $0.48 million for the six months ended June 30, 2024, to $0.41 million for the six months ended June 30, 2025. The decrease was mainly due to (i) a reduction of approximately $0.02 million in entertainment expenses, as customer receptions were held at our own facilities; (ii) a reduction of approximately $0.01 million in travel expenses, mainly due to fewer personnel participating in exhibitions in the first half of 2025 compared with the same period in 2024; and (iii) a decrease of approximately $0.08 million in advertising expenses, as we did not renew our advertising contract upon expiration in 2025.

General and administrative expenses

General and administrative expenses mainly consist of (i) salaries and benefits for the Operating Entity’s administrative personnel, (ii) professional fees, which primarily consist of legal, accounting, and consulting fees we paid in connection with our planned public offering, (iii) utilities expenses, which consist of water and electricity charges for administrative purposes, (iv) business and office operation fees, and (v) other expenses, which primarily include expenses of freight, traveling, conferences, and other miscellaneous expenses for administrative purposes.

Our general and administrative expenses increased by 485.23% from approximately $0.46 million for the six months ended June 30, 2024, to $2.68 million for the six months ended June 30, 2025. The increase was mainly due to (i) an increase in staff salaries and benefits by approximately $0.06 million, primarily due to the growth in administrative headcount from 118 in the first half of 2024 to 149 in the first half of 2025; (ii) an increase of share-based compensation expenses by approximately $1.76 million in connection with equity incentives granted to three key administrative employees in the first half of 2025; and (iii) an increase of approximately $0.04 million in expenses related to the Company’s internal celebration of its Nasdaq listing.

Research and development expenses

Research and development expenses mainly comprise the costs of materials used for experiments, employee costs, and other daily expenses related to research and development activities.

Our research and development expenses increased by 24.68% from approximately $0.62 million for the six months ended June 30, 2024, to approximately $0.77 million for the six months ended June 30, 2025. The increase was primarily attributable to the expansion of the research and development team, with headcount rising from 141 in the first half of 2024 to 186 in the first half of 2025, resulting in higher personnel costs, as well as increased investment in research activities and related material consumption.

Other income (expenses)

Other income (expenses) primarily consists of (i) government subsidies provided as incentives from the PRC local government to encourage the expansion of local business; (ii) interest income on bank deposits and interest expenses of short-term bank borrowings; and (iii) foreign exchange gains or losses.

Our other income decreased from approximately $0.34 million for the six months ended June 30, 2024, to approximately $0.02 million for the six months ended June 30, 2025, primarily due to a decrease in government subsidy.

Income tax expenses

Cayman Islands and British Virgin Islands (the “BVI”)

We are incorporated in the Cayman Islands and our wholly own subsidiary is incorporated in the BVI. Under the current laws of the Cayman Islands and the BVI, these entities are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands or the BVI.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.

PRC

Generally, under the Enterprise Income Tax Law of PRC, PRC enterprises are subject to a uniform 25% enterprise income tax rate, while preferential tax rates, tax holidays, and tax exemptions may be granted on a case-by-case basis.

In addition, the Enterprise Income Tax Law grants preferential tax treatment to a High and New Technology Enterprise (“HNTE”), if the enterprise meets the requirements by local government and maintains the HNTE status by re-applying every three years. Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%.

For the six months ended June 30, 2025 and 2024, Ewatt was eligible for a reduced income tax rate of 15% as an HNTE.

Our income tax benefit was approximately $1,703 for the six months ended June 30, 2025, compared to the income tax expense of $17,823 for the six months ended June 30, 2024.

Net (loss) income

As a result of the foregoing, primarily due to increased operating expenses as discussed above, we recorded a net loss of approximately $1.98 million for the six months ended June 30, 2025, compared to net income of approximately $0.39 million for the same period in 2024.

B. Liquidity and Capital Resources

As of June 30, 2025, we had $1.72 million in cash. Our cash primarily consists of cash in the bank. Our principal source of cash came from our operations and bank loans. Most of our cash resources were used to pay for the raw materials, equipment and property, and operating expenses. Currently, we are working to increase our liquidity and capital sources primarily through cash flows from business operations, debt financing, and financial support from our shareholders. Since our current and anticipated future sources of liquidity are insufficient to fund our future business activities, we may be required to seek additional equity or debt financing. The sales of additional equity would result in additional dilution to our shareholders. The incurrence of debt financing would result in debt service obligations, and the instruments governing such debt could impose operating and financing covenants that could restrict our operations. There can be no assurances that we will be able to raise additional capital. If we are unable to raise additional capital when required, or if we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, results of operations, financial condition, and cash flows would be adversely affected.

Indebtedness. As of June 30, 2025, we have short-term bank loans of approximately $4.58 million and finance lease liabilities of approximately $0.10 million. Besides these loans and finance leases, we did not have any other debts, guarantees, or other material contingent liabilities.

Off-Balance Sheet Arrangements. We do not enter into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. Furthermore, we do not have any retained or contingent interests in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. Moreover, we do not have any variable interests in any unconsolidated entity that we provide financing, liquidity, market risk, or credit support to or engage in hedging or research and development services with us.

Capital Resources. The primary drivers and material factors impacting our liquidity and capital resources include our ability to generate sufficient cash flows from our operations and renew commercial bank loans, as well as receive proceeds from equity and debt financing, to ensure our future growth and expansion plans.

Working Capital. Total working capital as of June 30, 2025 amounted to approximately $10.10 million, compared to approximately $5.05 million as of December 31, 2024.

Capital Needs. Our capital needs include our daily working capital needs and capital needs to finance the expansion of our business. Our management believes that the working capital and income generated from our current operations can satisfy our daily working capital needs for at least the next 12 months. Our daily working capital mainly includes day-to-day operational expenses, such as wages, raw materials, equipment and other operational cash needs. We may also raise additional capital through public offerings or private placements to finance our business development and to consummate any merger or acquisition, if necessary.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	For the six months ended June 30,
	2025	2024
Net cash used in operating activities	$(2,943,548)	$(294,059)
Net cash used in investing activities	(5,019,866)	(5,743)
Net cash provided by financing activities	6,909,798	1,473,669
Effect of exchange rate changes on cash held in foreign currencies	301,762	(176,010)
Net (decrease) increase in cash	(751,854)	997,857
Cash at beginning of the period	2,467,638	598,933
Cash at end of the period	$1,715,784	$1,596,790

Operating activities

For the six months ended June 30, 2025, our net cash used in operating activities was $2.94 million, which was primarily attributable to (i) an increase of approximately $1.76 million of stock compensation; (ii) an increase of approximately $3.30 million of accounts receivable due to the increase of revenue of and approximately US$3.09 million of revenue was recognized in late June 2025. As of June 30, 2025, the related accounts receivable remained outstanding; and (iii) a decrease of accounts payable by approximately $1.41 million, as purchases of raw materials were relatively lower in the first half of 2025, with increased procurement and inventory stocking expected in the second half.

For the six months ended June 30, 2024, our net cash used in operating activities was $0.29 million, which was primarily attributable to (i) a decrease of approximately $0.13 million of accounts receivable, reflecting the Company’s strengthened collection efforts; (ii) a decrease of approximately $0.39 million of inventories, as procurement of raw materials was relatively lower in the first half of the year, with higher purchases and inventory stocking expected in the second half; and (iii) a decrease of accounts payable by approximately $1.22 million, also resulting from lower raw material purchases during the first half of 2024.

Investing activities

For the six months ended June 30, 2025, our net cash used in investing activities was approximately $5.02 million, which was attributable to (i) purchase of property and equipment by approximately $0.62 million; and (ii) an increase of approximately $4.40 million related to loans to a third party, which are expected to be collected in the second half of 2025.

For the six months ended June 30, 2024, our net cash used in investing activities was approximately $5,743, which was attributable to the purchase of property and equipment.

Financing activities

For the six months ended June 30, 2025, our net cash provided by financing activities was $6.91 million, which was attributable to (i) the proceeds of approximately $7.06  million received from initial public offering, net of offering costs; (ii) proceeds of approximately $3.20 million received from short-term bank borrowings; and (iii) repayment of approximately $3.34 million of short-term bank borrowings.

For the six months ended June 30, 2024, our net cash provided by financing activities was $1.47 million, which was attributable to (i) the proceeds of approximately $3.55 million received from short-term bank borrowings; (ii) payments of approximately $0.20 million for deferred offering costs; (iii) repayment of approximately $2.22 million of short-term bank borrowings; (iv) proceeds of approximately $0.57 million received from our related parties; and (v) repayment of approximately $0.23 million to related parties.

Contractual obligations

The following table sets forth our contractual obligations as of June 30, 2025:

Contractual obligations	Total	Less than 1 year	1 to 2 years	3 to 5 years
Short-term bank loans	$4,578,703	$4,578,703	—	—
Finance lease liabilities, including future interest expense	$104,659	$61,031	43,628	—

Short-term loans as of June 30, 2025 consisted of following:

As of June 30, 2025 Secured short-term bank loans	Loan commencement date	Loan maturity date	Loan amount in RMB	Loan amount in USD	Effective interest rate
Industrial and Commercial Bank of China	December 13, 2024	November 19, 2025	6,000,000	$837,567	4.20%
Industrial and Commercial Bank of China	May 30, 2025	December 17, 2025	9,900,000	1,381,987	4.20%
Industrial and Commercial Bank of China	September 9, 2024	August 8, 2025	6,900,000	963,203	4.20%
Industrial and Commercial Bank of China	May 21, 2025	May 7, 2026	7,000,000	977,162	4.20%
Fujian Rural Commercial Bank	August 21, 2024	August 20, 2025	3,000,000	418,784	4.95%
Total secured short-term bank loans as of June 30, 2025			32,800,000	$4,578,703

The following table sets forth our contractual obligations as of December 31, 2024:

Contractual obligations	Total	Less than 1 year	1 to 2 years	3 to 5 years
Short-term bank loans	$4,630,581	$4,630,581	—	—

Short-term loans as of December 31, 2024 consisted of following:

For the year ended December 31, 2024 Secured short-term bank loans	Loan commencement date	Loan maturity date	Loan amount in RMB	Loan amount in USD	Effective interest rate
Industrial and Commercial Bank of China	December 13, 2024	November 19, 2025	6,000,000	$821,998	4.20%
Industrial and Commercial Bank of China	November 7, 2024	June 6, 2025	9,900,000	1,356,294	4.20%
Industrial and Commercial Bank of China	December 9, 2024	August 8, 2025	6,900,000	945,296	4.20%
Industrial and Commercial Bank of China	May 29, 2024	May 22, 2025	7,000,000	958,996	4.20%
Fujian Rural Commercial Bank	August 21, 2024	August 20, 2025	3,000,000	410,998	4.95%
China Merchants Bank	January 30, 2024	January 29, 2025	1,000,000	136,999	4.83%
Total secured short-term bank loans as of December 31, 2024			33,800,000	$4,630,581

All properties owned by the Operating Entity in the below table are subject to a mortgage with a maturity date of May 7, 2026.

Description	Use	Area (Square Feet)
Floor No. 1 of Building No. 1	Office and Manufacturing Facilities	18,497
Floor No. 1 of Building No. 2	Office and Manufacturing Facilities	24,918
Floors No. 1 – 7 of Building No. 6	Office and Manufacturing Facilities	43,813
Floors No. 1 – 8 of Building No. 7	Office and Manufacturing Facilities	38,900

The following table presents maturity of lease liabilities as of June 30, 2025:

Minimum lease payment
Six months ended December 31, 2025	$32,243
Fiscal year 2026	57,320
Fiscal year 2027	15,096
Less: imputed interest	(2,788)
Present value of finance lease liabilities	$101,871

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2025.

C. Trend Information

Other than as disclosed elsewhere in this prospectus, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenue, income from continuing operations, profitability, liquidity, or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of June 30, 2025 and December 31, 2024.

Inflation

Inflation does not materially affect our business or the results of our operations.

Seasonality

We have not experienced, and do not expect to experience, any seasonal fluctuations in our results of operations for our business.

D. Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our unaudited condensed consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenue and expenses, to disclose contingent assets and liabilities on the date of the unaudited condensed consolidated financial statements, and to disclose the reported amounts of revenue and expenses incurred during the financial reporting period. The most significant estimates and assumptions include the valuation of accounts receivable and inventories, useful lives of property, plant and equipment and intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, and revenue recognition. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this Form 6-K reflect the more significant judgments and estimates used in preparation of our unaudited condensed consolidated financial statements.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our unaudited condensed consolidated financial statements:

Uses of estimates

The preparation of financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenue and expenses during the reporting periods. Significant accounting estimates reflected in the Company’s unaudited condensed consolidated financial statements include, but are not limited to, inventory reserve provision, useful lives and impairment of long-lived assets, valuation allowance for deferred tax assets, allowance for credit losses, and warranty liabilities of manipulator arms. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the unaudited condensed consolidated financial statements.

Accounts receivable, net

Accounts receivable represent the amounts that we have an unconditional right to consideration, which are stated at the historical carrying amount net of allowance for doubtful accounts.

We maintain an allowance for doubtful accounts, which reflects our best estimate of amounts that potentially will not be collected. We determine the allowance for doubtful accounts taking into consideration various factors, including but not limited to, historical collection experience and creditworthiness of the debtors, as well as the age of the individual receivables balance. We establish a provision for doubtful receivables when there is objective evidence that we may not be able to collect amounts due. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of operations and comprehensive income (loss).

Inventories

Inventory, primarily consisting of raw materials, finished goods, goods shipped in transit, and work in progress, is stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Cost of inventory is determined using first-in-first-out method. Allowances for obsolescence are also assessed based on expiration dates, as applicable, taking into consideration historical and expected future product sales.

Revenue recognition

Under ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”), revenue is recognized when control of promised goods or services is transferred to our customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. To determine revenue recognition for contracts with customers, we perform the following five steps: (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy the performance obligation. VAT that we collect concurrent with revenue-producing activities is excluded from revenue.

We follow the requirements of Topic 606-10-55-36 through -40, Revenue from Contracts with Customers, Principal Agent Considerations, in determining the gross versus net revenue recognition for performance obligation(s) in the contract with a customer. Revenue recorded when we are acting in the capacity of a principal is reported on a gross basis, equal to the full amount of consideration to which we expect in exchange for the good or service transferred. Revenue recorded when we are acting in the capacity of an agent is reported on a net basis, exclusive of any consideration provided to the principal party in the transaction.

The principal versus agent evaluation is a matter of judgment that depends on the facts and circumstances of the arrangement and is also dependent on whether we control the good or service before it is transferred to the customer or whether we are acting as an agent of a third party. This evaluation is performed separately for each performance obligation identified. For the periods ended June 30, 2025 and 2024, there was no revenue recognized on a net basis where we are acting as an agent.

Our revenue is primarily derived from the following sources:

Revenue from sales of injection molding machine-dedicated manipulator arms and installation and warranty services

We generate revenue from sales of standard and customized manipulator arms (product) to customers. We enter into contracts with customers as a principal. The contracts contain three performance obligations for domestic customers, including transferring the product to the customers, offering installation services, and offering warranty services in exchange for consideration. For overseas customers, there is one single performance obligation, which is transferring the product to our customers in exchange for consideration. The terms of pricing and payment stipulated in the contract are fixed. Usually, we offer a credit term within 120 days for business customers with good creditworthiness. We recognize revenue at a point in time when the control of the products has been transferred to customers. The transfer of control is considered complete when products have been accepted and received by customers. In the normal course of business, our products are sold with no right of return unless the item is defective. We generally provide one-year warranty services against defects in materials and workmanship for its customers.

Revenue from sales of accessories of manipulator arms

We generate revenue from the sales of manipulator arm accessories. The customer base includes both direct purchasers from We, as well as those who procure our manipulator arms through third-party vendors. The contracts contain one single performance obligation, which is delivering manipulator arms to the customers in exchange for consideration. The terms of pricing and payment stipulated in the contract are fixed. We recognize revenue at a point in time when the control of the manipulator arm accessories has been transferred to customers. The transfer of control is considered complete when manipulator arm accessories have been received by customers. In the normal course of business, our manipulator arm accessories are sold with no right of return.

Revenue from sales of raw materials and scraps of manipulator arms

We generate revenue from the sales of raw materials and scraps of manipulator arms. The customer base includes both direct purchasers from us, as well as those who procure our manipulator arms through third-party vendors. The contracts contain one single performance obligation, which is delivering raw materials and scraps of manipulator arms to the customers in exchange for consideration. The terms of pricing and payment stipulated in the contract are fixed. We recognize revenue at a point in time when the control of the manipulator arm raw materials and scraps have been transferred to customers. The transfer of control is considered complete when manipulator arm raw materials and scraps have been received by customers. In the normal course of business, our manipulator arm raw materials and scraps are sold with no right of return.

Revenue from installation services

We generate revenue from providing the installation services to customers who procure our manipulator arms through third-party vendors. The contracts contain one single performance obligation, which is installing the manipulator arms specified by the customer in exchange for consideration. The terms of pricing and payment stipulated in the contract are fixed. We recognize revenue at a point in time when we have fulfilled our obligation of installing manipulator arms and the customer has accepted them, with no further obligations remaining on either party.

Contract Assets and Liabilities

Payment terms are established on our pre-established credit requirements based upon an evaluation of customers’ credit quality. Contract assets are recognized for in related accounts receivable. Contract liabilities are recognized for contracts where payment has been received in advance of delivery. The contract liability balance can vary significantly depending on the timing when an order is placed and when shipment or delivery occurs. As of June 30, 2025 and December 31, 2024, other than accounts receivable and advances from customers, we had no other material contract assets, contract liabilities, or deferred contract costs recorded on its consolidated balance sheet.

Revenue disaggregation

Management has concluded that the disaggregation level is the same under both the revenue standard and the segment reporting standard. Revenue under the segment reporting standard is measured on the same basis as under the revenue standard.

Our disaggregation of revenue for the six months ended June 30, 2025 and 2024 are as follows:

	For the six months ended June 30,
	2025	2024
Revenue from sales of injection molding machine-dedicated manipulator arms and installation and warranty services	$4,373,031	$3,346,127
Revenue from sales of accessories of manipulator arms	386,603	1,045,007
Revenue from sales of raw materials and scraps of manipulator arms	5,469,831	2,257,191
Revenue from installation services	41,523	87,364
Total revenue	$10,270,988	$6,735,689

Income taxes

We account for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. We believe there were no uncertain tax positions on June 30, 2025 and December 31, 2024.

Our affiliated entities in the PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances. As of June 30, 2025, the tax years for our affiliated entities in the PRC remained open for statutory examination by PRC tax authorities. There were no ongoing examinations by tax authorities as of June 30, 2025 and December 31, 2024.

Foreign currency translation

Our functional and reporting currency is the U.S. dollars. Our Operating Entity in China uses Renminbi as the functional currency.

The financial statements of our Company and our subsidiaries are translated into U.S. dollars using the exchange rate as of the balance sheet date for assets and liabilities and the average exchange rate for the year for income and expense items. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in shareholders’ equity. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

For us, except for the shareholders’ equity, the balance sheet accounts on June 30, 2025 and December 31, 2024 were translated at RMB7.1636 to $1.00 and RMB7.2672 to $1.00, respectively. The shareholders’ equity accounts were translated at their historical rate. The average translation rates applied to statements of operations for the six months ended June 30, 2025 and 2024 were RMB7.2526 to $1.00 and RMB7.2150 to $1.00, respectively. Cash flows were also translated at average translation rates for the periods. Therefore, amounts reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Recent accounting pronouncements

We consider the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued and has evaluated all other pronouncements.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements — Amendments to Remove References to the Concepts Statements”. This update contains amendments to the Codification that remove references to various FASB Concepts Statements. These changes remove references to various Concepts Statements and the amendments apply to all reporting entities within the scope of the affected accounting guidance. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2024. Early application of the amendments in this Update is permitted for any fiscal year or interim period for which financial statements have not yet been issued (or made available for issuance). We believe the future adoption of this ASU is not expected to have a material impact on its financial statements.

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The amendments in this ASU are intended to improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. For interim and annual reporting periods, an entity shall disaggregate, in a tabular format disclosure in the notes to financial statements, all relevant expense captions presented on the face of the income statement in continuing operations into the purchases of inventory, employee compensation, depreciation, amortization, and depletion. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this Update should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this Update or (2) retrospectively to any or all prior periods presented in the financial statements. We are currently evaluating the impact the adoption of ASU 2024-03 will have on its combined financial statements and related disclosures.

In April 2025, the FASB issued ASU 2025-04 – Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Clarifications to Share-Based Consideration Payable to a Customer, which revises the definition of performance condition for share-based consideration payable to a customer, eliminates the forfeiture policy election for awards granted to customers (unless granted in exchange for a distinct good or service), and clarifies applicability of the variable consideration constraint. The ASU will be effective for annual reporting periods (including interim periods within annual reporting periods) beginning after December 15, 2026, for all entities. Early adoption is permitted for both interim and annual financial statements that have not yet been issued. The Company is evaluating the impact of the adoption of this guidance. We believe the future adoption of this ASU is not expected to have a material impact on its financial statements.

In July 2025, the FASB issued ASU 2025-05 - Financial Instruments—Credit Losses (Topic 326). The amendments in this Update provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity that elects the practical expedient and the accounting policy election, if applicable, should apply the amendments in this Update prospectively. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is evaluating the impact of the adoption of this guidance. We believe the future adoption of this ASU is not expected to have a material impact on its financial statements.

Other accounting standards that have been issued by the FASB or other standards-setting bodies are not expected to have a material effect on the Company’s financial position, result of operations, or cash flows.